SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Premier Research Worldwide Ltd.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    740568100
                                    ---------
                                 (CUSIP Number)


             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |X| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |_| Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 740568100                                          Page 2 of  6  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilder, Gagnon, Howe & Co.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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                               5)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       15,775
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         2,248,640

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,248,640

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10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         31.3%

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12)      TYPE OF REPORTING PERSON
         BD
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                               Page 2 of 6 Pages

                                  Schedule 13G
                                  ------------

ITEM 1(A). NAME OF ISSUER:

Premier Research Worldwide Ltd.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

124 South 15th Street
Philadelphia, PA 19102

ITEM 2(A). NAME OF PERSON FILING:

Gilder, Gagnon, Howe & Co.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1775 Broadway, 26th Floor
New York, NY  10019

ITEM 2(C). CITIZENSHIP:

New York

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E). CUSIP NUMBER: 740568100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) |X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

           (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

           (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) |_| Investment     Adviser     in     accordance     with
                   ss.240.13d-1(b)(1)(ii)(E)

           (f) |_| Employee benefit plan or endowment fund in accordance with


                                Page 3 of 6 Pages
                   ss.240.13d-1(b)(1)(ii)(F)

           (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

           (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

           (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

ITEM 4.    OWNERSHIP.

           (a)  Amount beneficially owned:  2,248,640

           (b)  Percent of class:   31.3%

           (c)  Number of shares as to which such person has:

                    (i)       Sole power to vote or to direct the vote: None

                    (ii)      Shared power to vote or to direct the vote: 15,775

                    (iii) Sole power to dispose or to direct the disposition of: None

                    (iv)      Shared   power  to   dispose   or  to  direct  the
                              disposition of: 2,248,640

The shares reported include 2,020,365 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 212,500 shares held in accounts owned by the partners of the Reporting Person and their families, and 15,775 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable


                                Page 4 of 6 Pages

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                   August 11, 1998
                                   -------------------------
                                   Date


                                   /s/Walter Weadock
                                   -------------------------
                                   Signature


                                   Walter Weadock, General Partner
                                   -------------------------------
                                   Name/Title


                                Page 6 of 6 Pages